SEC Mail Processing

MAY 06 2019

Washington, DC

19010424

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-69625

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/18 (MM/DD/YY) AND ENDING 03/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WITHERSPOON CAPITAL PARTNERS, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 NASSAU STREET, SUITE 115

(No. and Street)

PRINCETON	NJ	08542
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY GETTENBERG (212) 668-8700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAKER TILLY VIRCHOW KRAUSE, LLP

(Name – *if individual, state last, first, middle name*)

ONE PENN PLAZA, STE 3000	NEW YORK	NY	10119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

2019 MAY 16 PM 12:33

SEC / TM

RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, KEITH DANKO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WITHERSPOON CAPITAL PARTNERS, LLC, as of MARCH 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER
Title

4/24/2019
Notary Public

MARY ANGELO
Notary Public
State of New Jersey
My Commission Expires April 24, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Witherspoon Capital Partners, LLC

Year Ended March 31, 2019

Contents

Financial Statements

Supplementary Information

bakertilly

Report of Independent Registered Public Accounting Firm

To the Member of
Witherspoon Capital Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Witherspoon Capital Partners, LLC (the "Company") as of March 31, 2019, the related statement of income, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The supplemental information contained in page 9 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

We have served as the Company's auditor since 2018.

New York, New York
April 24, 2019

Witherspoon Capital Partners, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Financial Condition
As of March 31, 2019

ASSETS

Cash	$	34,238
Prepaid expenses		1,197
TOTAL ASSETS	$	35,435

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	16,375
MEMBER'S EQUITY		19,060
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	35,435

See Notes to Financial Statements.

Witherspoon Capital Partners, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Income
For the Year Ended March 31, 2019

REVENUE:	
Fee income	$ 152,645
Total Revenue	152,645
OPERATING EXPENSES:	
Compensation expense and related costs	17,365
Professional fees	64,953
Rent expense	3,000
Regulatory expenses	2,871
Insurance expenses	472
Other expenses	2,119
Total Expenses	90,780
NET INCOME	$ 61,865

See Notes to Financial Statements.

Witherspoon Capital Partners, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Changes in Member's Equity
For the Year Ended March 31, 2019

MEMBER'S EQUITY, APRIL 1, 2018	$	19,195
Member's contributions		14,000
Member's distributions		(76,000)
Net income		61,865
MEMBER'S EQUITY, MARCH 31, 2019	$	19,060

See Notes to Financial Statements.

Witherspoon Capital Partners, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Cash Flows
For the Year Ended March 31, 2019

OPERATING ACTIVITIES:	
Net income	$ 61,865
Adjustments to reconcile net income to net cash provided by operating activities:	
Net change in operating assets:	
Increase in prepaid assets	(212)
Net change in operating liabilities:	
Decrease in accounts payable and accrued expenses	(119)
Net Cash Used Provided by Operating Activities	61,534
FINANCING ACTIVITIES:	
Member's contributions received	14,000
Member's distributions paid	(76,000)
Net Cash Used in Financing Activities	(62,000)
NET DECREASE IN CASH	(466)
CASH AT BEGINNING OF YEAR	34,705
CASH AT END OF YEAR	$ 34,239

See Notes to Financial Statements.

1. Organization and Nature of Business

Witherspoon Capital Partners, LLC (the "LLC") was formed on February 18, 2015 as a Delaware limited liability company and is a wholly-owned subsidiary of Witherspoon Holdings, LLC. The LLC is a registered broker dealer, a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and is exempt from the requirements of rule 15c3-3 of the Securities and Exchange Commission (the "SEC") since the LLC does not take custody of any customer funds or securities. The LLC's primary business activity is to facilitate the private placement of securities. The Company facilitates all securities activities from its office at 20 Nassau Street in Princeton, New Jersey.

2. Significant Accounting Policies

Basis of Accounting - The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash and cash equivalents - The LLC considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in a checking account held at financial institutions.

Revenue recognition - The LLC's fee income is comprised of private placement fees, which are earned only when capital is raised and closings are effected, in accordance with the terms of the contracts with clients. In some cases, the terms of the contract specify half of the revenue to be paid upfront and half to be paid on the one year anniversary date. In these cases, revenue is recorded on a cash basis due to the uncertainty of collectibility.

Fundraising fees are earned for achieving various fundraising objectives. Fundraising fees may be earned based upon a percentage of funds raised and/or a flat fee and may include a retainer, or partial payment, to commence services. When a retainer is collected it is generally deferred until performance obligations have been fulfilled under the contract.

As of April 1, 2018, the LLC adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606 by applying the modified retrospective method. Results from reporting periods beginning after April 1, 2018 are presented under Topic 606. The adoption of FASB ASC Topic 606 did not have an impact on the recognition of the LLC's primary sources of revenue, which are fundraising fees. The timing and recognition of substantially all of the Company's remaining revenue was also not impacted. The LLC did not record any cumulative effect adjustment to opening equity.

Disaggregation of Revenue

Disaggregation of the Company's revenue by major sources for the year ending March 31, 2019 is as follows:

Revenue Stream	Total Revenue
Fundraising Fees	$152,645

Income taxes – The LLC is wholly owned by Witherspoon Holdings, LLC and is treated as a disregarded entity for tax reporting purposes. No provision for income taxes is recorded since the liability for such taxes is that of the Member rather than the LLC. The Member's income tax returns are subject to examination by the federal and state taxing authorities, and changes, if any, could adjust the individual income tax of the Member.

2. Significant Accounting Policies (Continued)

Uncertain tax positions - The LLC has adopted the provisions of Financial Accounting Standards Board (FASB) Topic 740, *Accounting for Uncertainty in Income Taxes ("Uncertain Tax Position").* This accounting guidance prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Uncertain Tax Position, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The LLC has evaluated its tax position as of March 31, 2019, and does not expect any material adjustments to be made.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the LLC to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

For the year ended March 31, 2019, the LLC had an expense sharing agreement in place with its affiliate, Witherspoon Consulting Partners, LLC. The agreement permits the allocation of $300 per month of shared expenses to the broker dealer, which are included in the Statement of Operations. Total shared expenses for the year were $3,600, and the balance due to the affiliate as of March 31, 2018 was $0.

4. Net Capital Requirements

The LLC is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or 8 to 1 in the first year of operations. At March 31, 2019, the LLC had net capital of $17,863 which was $12,863 in excess of its required net capital of $5,000. The LLC's ratio of aggregate indebtedness to net capital was 92%.

5. Concentrations of Credit Risk

Cash - The Company maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit insurance Corporation. The exposure to the LLC is solely dependent upon daily bank balances and the respective strength of the financial institution. The LLC has not incurred any losses on this account. As of March 31, 2019, the amount in excess of insured limits of $250,000 was $0.

Revenue - For the year ended March 31, 2019, 100% of the revenues were derived from two customers.

6. Subsequent Events

The Company has evaluated events and transactions that occurred between April 1, 2019 and April 24, 2019, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statement.

7. Indemnifications

In the normal course of its business, the LLC indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the LLC. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The LLC provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The LLC may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Witherspoon Capital Partners, LLC

(A LIMITED LIABILITY COMPANY)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For the Fiscal Year Ended March 31, 2019

SCHEDULE 1

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	19,060
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets		(1,197)
NET CAPITAL	$	17,863
AGGREGATE INDEBTEDNESS:		
Account payable and accrued expenses	$	16,375
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required (greater of $5,000 or 6.67% of aggregate indebtedness)	$	5,000
Excess net capital	$	12,863
Net Capital less greater of 10% aggregate indebtedness or 120% of the minimum requirement	$	11,863
Percentage of aggregate indebtedness to net capital		92%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of March 31, 2019.

Computation for Determination of Reserve Requirements and Information Relating to Possession
or Control Requirements under Rule 15c3-3 of the Securities & Exchange Commission

The LLC does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" and the possession and control requirement under provisions of SEC Rule 15c-3-3 based on paragraph K(2)(i) of the rule.

bakertilly

Report of Independent Registered Public Accounting Firm

To the Member of
Witherspoon Capital Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Witherspoon Capital Partners, LLC (the "Company") identified the following provision of 17 C.F.R. § 15c3-3(k) under which Witherspoon Capital Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) Witherspoon Capital Partners, LLC stated that Witherspoon Capital Partners, LLC met the identified exemption provisions throughout the period from April 1, 2018 to March 31, 2019 without exception. Witherspoon Capital Partners, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Witherspoon Capital Partners, LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

New York, New York
April 24, 2019

Witherspoon Capital Partners, LLC
Exemption Report

April 24, 2019

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Witherspoon Capital Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: [(2)(i)]

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 through the period April 1, 2018 to March 31, 2019 without exception.

I, Keith Danko, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

KMDank [signature]

Date: 4/24/19

Title: Managing Member